UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ________)*
Tenon Medical, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
88066N204
(CUSIP Number)
Jeremy Wilson, Kovitz Investment Group Partners LLC;
71 South Wacker Drive, Ste 11860
Chicago, IL 60606
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
07/01/2024
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
?  Rule 13d-1(b) XX ? based on IA status.
?  Rule 13d-1(c)
?  Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
?






CUSIP No. 88066N204

13G

Page 2 of 3 Pages
Kovitz Investment
Group, LLC











1.

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
ONLY)
 47-5657416



2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    ?
(b)    ?


3.

SEC USE ONLY



4.

CITIZENSHIP OR PLACE OF ORGANIZATION
 USA









NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

5.

SOLE VOTING POWER

0 * Kovitz does not have proxy voting authority over client accounts.


6.

SHARED VOTING POWER

0


7.

SOLE DISPOSITIVE POWER
 939,888* assumes warrants held by Kovitz clients exercised.



8.

SHARED DISPOSITIVE POWER

939,888 * assumes warrants held by Kovitz clients exercised.






9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

939,888 * assumes warrants held by Kovitz clients exercised.


10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES
(see instructions)    ?



11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

21.89%


12.

TYPE OF REPORTING PERSON (see instructions)
 IA























Item 1.

(a)
Name of Issuer:


Tenon Medical, Inc.

(b)
Address of Issuer?s Principal Executive Offices



104 Cooper Court, Los Gatos, CA 95032
Item 2.

(a)
Name of Person Filing



Kovitz Investment Group Partners, LLC

(b)
Address of the Principal Office or, if none, residence



71 S. Wacker Drive, Suite 1860, Chicago, IL 60606


CUSIP No. 88066N204

13G

Page 3 of 3 Pages



(c)

Citizenship



USA

(d)
Title of Class of Securities



Common Stock

(e)
CUSIP Number



88066N204
Item 3. If this statement is filed pursuant to ??240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)
?
Broker or dealer registered under section 15 of the Act
(15 U.S.C. 78o).





(b)
?
Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
78c).





(c)
?
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).





(d)
?
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).




 XX
(e)
?
An investment adviser in accordance with ?240.13d-
1(b)(1)(ii)(E);





(f)
?
An employee benefit plan or endowment fund in accordance with ?240.13d-1(b)(1)(ii)(F);





(g)
?
A parent holding company or control person in accordance with ?240.13d-1(b)(1)(ii)(G);





(h)
?
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);





(i)
?
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);





(j)
?
Group, in accordance with ?240.13d-1(b)(1)(ii)(J).




Item 4.  Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.






(a)

Amount beneficially owned: 939,888 * assumes warrants held by Kovitz clients exercised






(b)

Percent of class:  21.89%






(c)

Number of shares as to which the person has:  939,888








(i)
Sole power to vote or to direct the vote  . 0








(ii)
Shared power to vote or to direct the vote  . 0








(iii)
Amount beneficially owned: 939,888 * assumes warrants held by Kovitz clients exercised








(iv)
Shared power to dispose or to direct the disposition of . 0





Instruction. For computations regarding securities which represent a right to acquire an underlying security see ?240.13d-3(d)(1).
Item 5.  Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
securities, check the following     ? .
Instruction. Dissolution of a group requires a response to this item.
Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Item 8.  Identification and Classification of Members of the
Group.
Item 9.  Notice of Dissolution of Group.
Item 10.  Certification.





(a)

The following certification shall be included if the statement is filed pursuant to ?240.13d-1(b):








By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.







(b)

The following certification shall be included if the statement is filed pursuant to ?240.13d-1(c):








By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.






     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

08/08/2024
Date

/s/
Signature

Jeremy Wilson, CCO
Name/Title